                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which relates to Global Industrial Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2121 San Jacinto Street, Suite 2500, Dallas, Texas 75201. The class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $0.25 per share (the "Common Stock"), together with the Rights (as defined in Item 8 below) issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998, October 5, 1998, January 9, 1999, June 6, 1999 and July 9, 1999 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the "Shares.").

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby supplemented and amended by adding the following:

     Exhibit  9  --  Text of Press Release, dated July 21, 1999.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                           By:  /s/ Jeanette H. Quay
                           -----------------------------------------------------
                           Name: Jeanette H. Quay
                           Title: Vice President - General Counsel and Secretary

Dated: July 21, 1999

                                  Exhibit List



     Exhibit  9 --  Text of Press Release, dated July 21, 1999.

                                                                       Exhibit 9

CONTACT:  George Pasley
          Vice President Communications
          Global Industrial Technologies, Inc.
          214-953-4510


                     GLOBAL INDUSTRIAL TECHNOLOGIES REPORTS
                             SECOND QUARTER RESULTS

DALLAS, July 21, 1999 - Global Industrial Technologies, Inc. (NYSE: GIX), a Dallas-based industrial manufacturing company, today reported net earnings from continuing operations for the second quarter ended June 30, 1999, of $4.8 million, or $.22 per basic share, on revenues of $131.6 million. Global also recognized in the quarter, a one-time gain of $13.8 million, or $.62 per basic share, on the sale of its Lime business and an additional $.9 million loss when the Company revised its estimate of liabilities retained in the sale of INTOOL in 1998. Net earnings for the quarter, including the effect of discontinued operations, were $17.9 million, or $.81 per basic share.

For the three months ended April 30, 1998, Global had net earnings of $.5 million, or $.02 per basic share, on revenues of $106.9 million from continuing operations. On its discontinued operations, Global recorded a $86.1 million gain on the sale of INTOOL, and net earnings of $2.4 million.

Global's net earnings from continuing operations, for the six months ended June 30, 1999, were $8.2 million, or $.37 per basic share, on revenues of $273.7 million. The six months results for discontinued operations included an additional $24.8 million net after tax charge on the sale of Ameri-Forge Corporation, in addition to the $13.8 million gain on the sale of Lime and the $.9 million INTOOL charge. Discontinued operations net earnings were $.3 million for the six months.

For the six months ended April 30, 1998, Global incurred a net loss from continuing operations of $1.3 million, or $.06 per basic share, on revenues of $204.2 million.

The Refractory Products and Minerals segment reported second quarter revenues of $121.4 million and operating profits of $12.4 million compared to revenues of $94.7 million and operating profits of $8.7 million during the three months ended April 30, 1998. For the first half of 1999, the segment reported revenues of $247.8 million and operating profits of $23.6 million, compared with $179.2 million and $12.5 million, respectively, for the six months ended April 30, 1998.

The company's shredding and recycling businesses and Corrosion Technology unit, which are reported under All Other, generated revenues of $9.8 million and operating profits of $1.9 million in the second quarter of 1999, compared with revenues of $11.1 million and an operating loss of $1.3 million for the three months ended April 30, 1998. For the first six months of 1999, the segment reported revenues of $25.2 million and operating profits of $4.4 million, compared with revenues of $22.8 million and an operating loss of $1.4 million for the six months ended April 30, 1998.

In the second quarter of 1999, Global recorded a $1.4 million gain on the sale of Refractory Product and Mineral assets which had already been written off as part of the restructuring charges taken in the third quarter of 1998.

On July 12, 1999, Global entered into a definitive agreement with RHI AG under which a subsidiary of RHI has made a cash tender offer to purchase all outstanding shares of Global for $13 per share, or approximately $300 million. The total transaction value, including Global's indebtedness, will be over $500 million. The completion of the tender offer is conditioned on at least a majority of the outstanding Global shares having been tendered and not withdrawn, RHI's obtaining arrangement of financing and regulatory and other customary conditions.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment.

                                     # # #

                               (tables attached)

             GLOBAL INDUSTRIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                      (In millions except per share data)


                                                                       Three months ended               Six months ended
                                                                    June 30,        April 30,        June 30,        April  30,
                                                                      1999            1998             1999             1998
                                                                 ------------------------------  --------------------------------
                                                                           (Unaudited)                      (Unaudited)
Revenues
  Net sales and operating revenues                               $       131.2   $      106.6     $       273.0   $       203.5
  Other                                                                    0.4            0.3               0.7             0.7
                                                                 -------------   ------------     -------------   -------------
Total Revenues                                                           131.6          106.9             273.7           204.2
                                                                 -------------   ------------     -------------   -------------
Costs and Expenses
  Cost of sales                                                           97.3           81.3             204.3           156.3
  Selling, engineering, administrative and
                   General expenses                                       26.8           19.5              53.0            42.5
  Restructuring expenses                                                  (1.4)                            (1.4)
  Interest expense                                                         3.6            1.6               7.9             3.3
  Other - net                                                             (0.8)           3.2              (0.4)            3.9
                                                                 -------------   ------------     -------------   -------------
Total Costs and Expenses                                                 125.5          105.6             263.4           206.0
                                                                 -------------   ------------     -------------   -------------

Earnings (loss) from continuing operations
  before income taxes                                                      6.1            1.3              10.3            (1.8)

  Income tax benefit (expense)                                            (1.3)          (0.8)             (2.1)            0.5
                                                                 -------------   ------------     -------------   -------------

Earnings (loss) from continuing operations                                 4.8            0.5               8.2            (1.3)

Discontinued operations:

  Gain (loss) on sale of discontinued operations less applicable
     Income taxes of $23.9, $40.2, $8.7 and $40.2                         12.9           86.1             (11.9)           86.1

  Earnings (loss) from discontinued operations less applicable
     Income taxes of $.2, $.1, $.2 and $1.7                                0.2            2.4               0.3             5.0
                                                                 -------------   ------------     -------------   -------------

Net earnings (loss)                                              $        17.9   $       89.0     $        (3.4)  $        89.8
                                                                  ============    ===========      ============   =============

Basic earnings (loss) per common share:

  Continuing operations                                          $        0.22   $       0.02     $        0.37   $       (0.06)
                                                                  ============    ===========      ============   =============

  Discontinued operations                                        $        0.59   $       4.03     $       (0.52)  $        4.15
                                                                  ============    ===========      ============   =============

  Net earnings (loss)                                            $        0.81   $       4.05     $       (0.15)  $        4.09
                                                                  ============    ===========      ============   =============
Diluted earnings (loss) per common share:
  Continuing operations                                          $        0.21   $       0.02     $        0.36   $       (0.06)
                                                                  ============    ===========      ============   =============

  Discontinued operations                                        $        0.58   $       4.00     $       (0.51)  $        4.15
                                                                  ============    ===========      ============   =============

  Net earnings (loss)                                            $        0.79   $       4.02     $       (0.15)  $        4.09
                                                                  ============    ===========      ============    ============

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                             1999 VS. 1998 SEGMENT
                      (In millions except per share data)

                                                        1999                                         1998
                                             Three Months           Six Months            Three Months            Six Months
                                          June 30      Mar 31        June 30        April 30         Jan 31        April 30
                                        --------------------------------------     -----------------------------------------
Refractory Products and Minerals
     Sales and Operating Revenues         $ 121.4      $ 126.4        $ 247.8          $  94.7      $  84.5        $ 179.2
     Operating Profit (Loss)                 12.4         11.2           23.6              8.7          3.8           12.5

All Other
     Sales and Operating Revenues             9.8         15.4           25.2             11.1         11.7           22.8
     Operating Profit (Loss)                  1.9          2.5            4.4             (1.3)        (0.1)          (1.4)

Divested Operations
     Sales and Operating Revenues                                                          0.8          0.7            1.5
     Operating Profit (Loss)                  0.0          0.0            0.0             (0.3)        (0.1)          (0.4)

Partnership Operations
     Operating Profit  (Loss)                 0.0          0.0            0.0             (0.5)         0.0           (0.5)

Total Continuing Operations
     Sales and Operating Revenues           131.2        141.8          273.0            106.6         96.9          203.5
      Inter-Segment Sales                     0.0          0.0            0.0              0.0          0.0            0.0
                                        --------------------------------------     -----------------------------------------
 Consolidated Sales                         131.2        141.8          273.0            106.6         96.9          203.5

      Other Revenues                          0.4          0.3            0.7              0.3          0.4            0.7
                                        --------------------------------------     -----------------------------------------
Consolidated Revenues                       131.6        142.1          273.7            106.9         97.3          204.2
                                        --------------------------------------     -----------------------------------------

Operating Profit                             14.3         13.7           28.0              6.6          3.6           10.2

 General Corporate Expense                   (6.0)        (5.2)         (11.2)            (3.7)        (5.0)          (8.7)
Interest Expense                             (3.6)        (4.3)          (7.9)            (1.6)        (1.7)          (3.3)
 Restructuring Charges                        1.4          0.0            1.4              0.0          0.0            0.0
                                        --------------------------------------     -----------------------------------------

Continuing Operations Earnings
  (Loss) Before Taxes                         6.1          4.2           10.3              1.3         (3.1)          (1.8)

  Income Tax Benefit (Expense)               (1.3)        (0.8)          (2.1)            (0.8)         1.3            0.5
                                        --------------------------------------     -----------------------------------------

Net Earnings (Loss) From Continuing
 Operations                               $   4.8      $   3.4        $   8.2          $   0.5      $  (1.8)       $ (1.3)
                                        ======================================     =========================================

Continuing Operations

  Basic Earnings (Loss) Per Share         $  0.22      $  0.15        $  0.37          $  0.02      $ (0.08)       $(0.06)
                                        ======================================     =========================================

  Basic Average Shares Outstanding         22,341       22,260         22,301           21,961       21,920         21,940